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10029633

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

APS FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 South Capital of Texas Highway, Suite B-220
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Lindquist — (512) 314-4375
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600	Dallas	Texas	75201-6778
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

A.B
3/19

OATH OR AFFIRMATION

I, John Lindquist, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplement schedules pertaining to APS Financial Corporation, for the year ended December 31, 2009, are true and correct. I further affirm that neither the company nor any officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Co-CEO
Title

Notary Public

MELINDA B. WENZEL
Notary Public State of Texas
My Commission Expires
MAY 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operation.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
APS Financial Corporation
Austin, Texas

We have audited the accompanying statement of financial condition of APS Financial Corporation (a wholly-owned subsidiary of APS Investment Services, Inc.) (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of APS Financial Corporation at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the company's management. Such schedule have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 25, 2010

APS FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$2,987,456
SECURITIES OWNED — At fair value	12,336
DEPOSIT WITH CLEARING BROKER	504,338
RECEIVABLES FROM EMPLOYEES AND OTHER	16,544
RECEIVABLES FROM AFFILIATES	233,385
PREPAID EXPENSES AND OTHER ASSETS	394,310
DEFERRED TAX ASSET	167,333
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	38,997
TOTAL	$4,354,700

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to parent company and affiliates	$2,082,501
Accrued expenses and other liabilities	681,557
Total liabilities	2,764,058
STOCKHOLDER'S EQUITY:	
Common stock, .01 par value, 50,000 shares authorized, 1,000 shares issued and outstanding	100
Additional paid-in-capital	1,516,550
Retained earnings	73,992
Total stockholder's equity	1,590,642
TOTAL	$4,354,700

See notes to financial statements.

APS FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commissions	$7,618,653
Interest	64,248
Net gain from principal security transactions	53,372
Total revenue	7,736,273
EXPENSES:	
Commissions and floor brokerage	4,328,113
Employee compensation and related benefits	1,590,464
General and administrative	554,550
Communications	408,241
Occupancy	137,286
Service fees	52,515
Total expenses	7,071,168
INCOME BEFORE FEDERAL INCOME TAX	665,105
FEDERAL INCOME TAX EXPENSE:	
Current	244,256
Deferred	462
Total federal income tax expense	244,718
NET INCOME	$ 420,387

See notes to financial statements.

APS FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE — December 31, 2008	$ 100	$ 1,516,550	$ (346,395)	$ 1,170,255
Net income			420,387	420,387
BALANCE — December 31, 2009	$ 100	$ 1,516,550	$ 73,992	$ 1,590,642

See notes to financial statements.

APS FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 420,387
Adjustments to reconcile net earnings to net cash from operating activities:	
Depreciation expense	31,320
Deferred tax expense	462
Unrealized loss	14,687
Changes in operating assets and liabilities:	
Receivable from clearing broker	(1,211)
Receivable from employees and other	208,222
Receivable from affiliate	(44,914)
Increase in payable to parent company and affiliates	210,469
Prepaid expenses and other assets	108,944
Accrued expenses and other liabilities	(11,181)
Net cash from operating activities	937,185
CASH FLOWS USED IN INVESTING ACTIVITIES — Purchases of furniture and equipment	(9,435)
Net cash used in investing activities	(9,435)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Cash received from APS Service Group, Inc.	5,000,000
Cash paid to APS Service Group, Inc.	(3,252,523)
Net cash used in financing activities	1,747,477
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,675,227
CASH AND CASH EQUIVALENTS — Beginning of year	312,229
CASH AND CASH EQUIVALENTS — End of year	$ 2,987,456
SUPPLEMENTAL DISCLOSURES — Income tax allocation received from parent company	$ 340,849

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — APS Financial Corporation ("APS Financial" or the "Company") is a wholly owned subsidiary of APS Investment Services, Inc. APS Investment Services is a wholly owned subsidiary of American Physicians Service Group, Inc. ("APSG"). APS Financial, a licensed broker/dealer, provides brokerage and investment services primarily to institutional and high net worth individual clients through its principal offices in Austin, Texas. The Company also provides portfolio accounting, analysis, research, and other services incidental to its security business to insurance companies, banks and mutual funds. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Securities Transactions — Securities transactions and the related commission revenue and expense are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported in the Statement of Financial Condition.

APS Financial does not carry or clear customer accounts and all customer transactions are executed and cleared with another broker on a fully disclosed basis. The clearing broker has agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the SEC and to perform all services customarily incident thereto. Under this Agreement, the Company maintained a $504,338 deposit with the clearing broker at December 31, 2009. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). APS Financial is required to maintain a deposit of $500,000 with the clearing broker, Southwest Securities.

Receivables From and Payables to Clearing Broker — The Company's agreement with the clearing broker provides that the Company's assets held by the broker, including but not limited to, securities, deposits, monies and receivables, secure the Company's obligations to the clearing broker. At December 31, 2009, there was an account receivable from the clearing broker related to unsettled transactions of $1,069, which is presented in receivables from employees and other in the statement of financial condition.

Securities Owned — Securities owned are reported at fair value. The difference between cost and market has been included in gain (loss) from principal securities transactions in the statement of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market. Dividend and interest income received on securities owned is recognized as interest income in the statement of operations.

Cash and Cash Equivalents — The Company considers all highly liquid investments (i.e., investments which, when purchased, have original maturities of three months or less) to be cash equivalents.

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment and leasehold improvements are stated at cost. Depreciation on furniture and equipment is provided using the straight-line method over the estimated useful lives and amortization of leasehold improvements is provided using the straight-line method over the lesser of the estimated useful lives or lease terms of the respective assets, typically ranging from three to seven years.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its furniture, equipment and leasehold improvements as of December 31, 2009.

Federal Income Taxes — APS Financial does not file a standalone federal tax return since its results from operations are included in the consolidated federal income tax return of APSG. Based on a tax sharing agreement with APSG, APS Financial is allocated taxes based upon its effective tax rate, which is 36.8% during 2009. Under this agreement, APS Financial is charged with any tax expense or credited with any benefits in the year incurred as if the Company had filed a federal tax return on a standalone basis. Accordingly, APS Financial has recognized a current federal income tax expense of $244,256 and a deferred federal income tax expense of $462 for a total of $244,718 for the year ended December 31, 2009, for financial reporting purposes. In addition, the related current federal income tax payable of $244,518 is included as a component of the net payable to parent company as of December 31, 2009.

Management's Estimates and Assumptions — The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Risk and Concentration of Credit Risk — During the year ended December 31, 2009, commissions revenues derived from one costumer represented 42% of total revenues. If the Company ever ceased conducting business with this major customer, it could have a material adverse impact on the operating results of the Company.

Recently Issued Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard FASB ASC 820 (Prior authoritative literature: SFAS 157), *Fair Value Measurements*. ASC 820 provides enhanced guidance for using fair value to measure assets and liabilities. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts its business. ASC 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.

Effective January 1, 2008, we adopted ASC 820, *Fair Value Measurements*, for our financial assets and financial liabilities. We adopted ASC 820 for non-financial assets and non-financial liabilities on January 1, 2009. The adoption of ASC 820 as it pertains to financial and non-financial assets and liabilities did not have a material impact on our results of operations, financial position or liquidity.

2. RELATED PARTY TRANSACTIONS

APS Financial reimburses APSG for its pro rata share of income tax benefits or expenses. The net balance due to APSG as a result of the allocation of the Federal income tax payable was $244,518 at December 31, 2009. The Company is allocated various overhead expenses, depreciation and profit sharing, which totaled $545,000 during 2009. As of December 31, 2009, the Company owed APSG and its affiliates $90,506 for intercompany expense reimbursements.

APS Financial has made advances to certain employees, which have an outstanding balance of $13,744 at December 31, 2009. These employee advances bear no interest.

APS Financial paid for certain operating expenses on behalf of APS Asset Management, Inc. (another subsidiary of APS Investments Services, Inc.) during 2009. For the year ended December 31, 2009, amounts paid on behalf of APS Asset Management, Inc. were $229,608 (net of funds advanced to APS Financial). As of December 31, 2009, $37,571 of these payments are still outstanding.

APS Financial paid for certain operating expenses on behalf of APS Capital, Inc. (another subsidiary of APS Investment Services, Inc.) during 2009. For the year ended December 31, 2009 amounts paid on behalf of APS Capital, Inc. were $83,562. As of December 31, 2009, $11,043 of these payments are still outstanding. APS Financial earned $303,021 in referral fees from APS Capital on completed bank debt and trade claims transactions during the year. As of December 31, 2009, $184,771 of these referral fees are still outstanding.

APS Group paid $5,000,000 to APS Financial during the 3rd quarter of 2009 as an advance for general corporate purposes. During the 4th quarter of 2009, the Company repaid $3,252,524. The remaining $1,747,477 is included in the payable to parent and affiliates balance at December 31, 2009. This remaining amount was repaid in January of 2010.

3. REGULATORY NET CAPITAL REQUIREMENTS

APS Financial, as a fully registered licensed broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, APS Financial is required to maintain a minimum "net capital" to satisfy Rule 15c3-1. At December 31, 2009, the minimum "net capital" requirement for APS Financial was $100,000. "Net capital" at December 31, 2009, was $1,023,076 making the excess "net capital" at December 31, 2009, total $838,873. The ratio of aggregate indebtedness to net capital was 2.7 to 1 as of December 31, 2009, and was in compliance with applicable requirements, where the maximum allowable ratio of aggregate indebtedness to net capital is 15 to 1.

4. SECURITIES OWNED, AT FAIR VALUE

During 2008, the Company adopted Statement of Financial Accounting Standard FASB ASC 820 (*Prior authoritative literature*: SFAS 157), Fair Value Measurements for financial assets held in their portfolio. ASC 820 provides enhanced guidance for using fair value to measure assets and liabilities. ASC 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FASB ASC 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Fair value for these securities is the market value based on quoted market prices, when available (Level 1) or quoted prices for similar assets or liabilities in active markets or market prices obtained from third-party pricing services for identical or comparable assets (Level 2). Certain assets and liabilities are not

actively traded in observable markets with listed prices or quotes and we must use alternative valuation techniques based on independent dealer quotes on the security and our own assumptions and professional judgment to derive a fair value measurement (Level 3). In these instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data to approximate fair value.

All securities owned having value presented in the Statement of Financial Condition are classified as Level 1 securities under ASC 820 as they are based upon quoted market prices. At December, 31 2009 the balance was $12,336.

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2009, consists of the following:

	Useful Lives (Years)	Amount
Furniture and fixtures	5	$ 153,690
Office equipment	3–7	52,469
Computer equipment	3	165,809
Leasehold improvements	5	88,040
Software	5	71,994
Total property and equipment		532,002
Less accumulated depreciation and amortization		(493,005)
		$ 38,997

6. COMMITMENTS AND CONTINGENCIES

Leases — APS Financial maintains several non-cancelable operating leases, primarily for office space, equipment, and software that expire through December 31, 2011. These leases generally contain renewal options for varying periods. Rental expense for operating leases during 2009 was $137,286 for occupancy leases and $393,073 for equipment and software leases, which are included on the face of the Statement of Income and in occupancy and general and administrative expense, respectively.

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2009, are:

Years Ending December 31	Amount
2010	$529,753
2011	155,865
Total	$685,618

Legal Matters — The Company is involved in legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position, results of operations, or cash flows; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the Company's financial position, results of operations, or its cash flows.

7. FINANCIAL INSTRUMENTS WITH OFF STATEMENT OF FINANCIAL CONDITION RISK AND CONCENTRATION OF CREDIT RISK

APS Financial is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, APS Financial is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. APS Financial and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

APS Financial clears all of its transactions through clearing accounts and is therefore exposed should the clearing broker be unable to fulfill its obligations for securities transactions.

APS Financial deposits its cash and cash equivalents with high credit quality institutions. Periodically such balances may exceed applicable FDIC insurance limits. Management has assessed the financial condition of these institutions and believes the possibility of credit loss is minimal.

8. EMPLOYEE BENEFIT PLAN

APSG maintains a profit sharing plan under section 401(k) of the Internal Revenue Code, which benefits employees of APS Financial. The plan allows all employees who are over eighteen years old with more than six months of employment service to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by APS Financial are discretionary. APS Financial incurred a contribution expense in the amount of $36,421 in fiscal 2009. The contribution is included in employee compensation and related benefits in the accompanying Statement of Income.

9. DEFERRED COMPENSATION

During 2004 the Company entered into a deferred compensation agreement with an employee, where contributions are to be made on an annual basis to a split dollar life insurance policy. These contributions vest over a five-year period and are based upon continued employment with the Company. Any unvested portion of the contributions are payable to the Company per the compensation agreement terms. During 2009, the Company recorded a contribution of $15,099 to this plan. The unvested portion of this plan totals $284,255 at December 31, 2009, and is classified under Prepaid Expenses and Other Assets on the Statement of Financial Condition, while the amount vested during 2009 totaled $153,075 and is classified as Employee Compensation and Related Benefits on the Statement of Income.

In 2005, the Board of Directors of APSG approved the "American Physicians Service Group, Inc. Affiliated Group Deferred Compensation Master Plan" (Deferred Compensation Plan), a non-qualified compensation plan designed to give APSG more flexibility in compensating key employees and directors through ownership of their common stock. Under the Deferred Compensation Plan, APSG may elect to defer a portion of an employee's or director's ("participants") incentive compensation in the form of a deferred stock grant. Shares become eligible for withdrawal with the passage of time and participants may withdraw eligible shares upon attaining the age of sixty or upon leaving service.

Participants may withdraw all shares credited to them ratably over four years, provided they have entered into a non-competition agreement with APSG. Stock grants are expensed in full as they are granted and immediately vest upon grant. The amount of the expense is based upon the market value of APSG stock at the date of grant. APSG has designed this to be an unfunded plan. Shares to be withdrawn will be purchased in the open market or issued from the authorized shares. APS Financial incurred expenses for employees who receive stock grants during the year and it was not material for the year ended December 31, 2009. The contribution is included in employee compensation and related benefits in the accompanying Statement of Income.

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2009, are as follows:

	Amount
Excess tax basis over financial statement carrying value of deferred compensation	$ 79,432
Accruals not currently deductable for tax purposes	45,660
Realized loss on impairments	33,548
Excess tax basis over financial statement carrying value of furniture, equipment and leasehold improvements	8,693
Deferred tax assets — net	$ 167,333

Realization of the Company's deferred tax asset is dependent on future taxable income. The Company has recognized its deferred tax assets since the Company believes that it is more likely than not such assets will be realized.

The Company's effective tax rate for the year ended December 31, 2009, was 36.8%.

See Note 4 for disclosure of Federal income tax receivable from APSG.

* * * * * *

SUPPLEMENTARY INFORMATION

APS FINANCIAL CORPORATION
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

NET CAPITAL — Total stockholder's equity	$ 1,590,642
LESS — Nonallowable assets:	
Receivables from employees and other	16,544
Receivables from affiliates	233,385
Prepaid expenses and other assets	110,056
Deferred tax asset	167,333
Furniture, equipment and leasehold improvements — net	38,997
Net capital before haircuts on securities	1,024,326
HAIRCUTS ON SECURITIES	1,250
NET CAPITAL	$ 1,023,076
AGGREGATE INDEBTEDNESS:	
Payable to parent company and affiliates	$2,082,501
Accrued expenses and other liabilities	680,552
AGGREGATE INDEBTEDNESS	$2,763,053
NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 184,204
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 838,873
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.70 to 1

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

February 25, 2010

To the Board of Directors of
APF Financial Corporation
Austin, Texas:

In planning and performing our audit of the financial statements of APS Financial Corporation (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
APS Financial Corporation
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by APS Financial Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. APS Financial Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 25, 2010

APS Financial Corporation

(A Wholly-Owned Subsidiary of APS Investment Services, Inc.)

Financial Statements as of and for the Year Ended December 31, 2009, Supplementary Information as of December 31, 2009, and Report of Independent Registered Public Accounting Firm